Exhibit 12

LifeCare Holdings, Inc.

Ratio of Earnings to Fixed Charges

($ in Thousands)

	Predecessor Period (C)	Successor Period		Successor Periods
	Period from January 1 through August 10, 2005	Period from August 11 through December 31, 2005	Pro Forma Predecessor and Successor Combined Period from January 1 through December 31, 2005

				Year Ended December 31

				2006		2007	2008		2009
Earnings adjusted for fixed charges:
Pre-tax income (loss)	$(18,327)	$(71,144)	$(49,706)	$(37,119)		$(60,705)	$(19,670)		$3,748
Add
Fixed charges	8,041	16,166	37,086	40,504		44,063	46,872		39,881
Less
Preferred stock dividend requirements (A)	(2,430)	—	—	—		—	—		—

Pre-tax income (loss) before fixed charges and less preferred stock dividend requirements of consolidated subsidiaries	$(12,716)	$(54,978)	$(12,620)	$3,385		$(16,642)	$27,202		$43,629

Fixed charges:
Interest expense	$1,918	$13,990	$31,217	$34,538		$36,914	$38,431		$31,456
Interest portion of rent expense	3,693	2,176	5,869	5,966		7,149	8,441		8,425
Preferred stock dividend requirements (A)	2,430	—	—	—		—	—		—

Total fixed charges	$8,041	$16,166	$37,086	$40,504		$44,063	$46,872		$39,881

Ratio of earnings to fixed charges	(B )	(B )	(B )	(B	)	(B )	(B	)	1.1

(A)	The preferred stock dividend requirements of consolidated subsidiaries is included in fixed charges (i.e. the denominator of the ratio calculation) but excluded from the numerator of the ratio calculation because such amount was not deducted in arriving at the pre-tax income (loss) from continuing operations, as defined. The preferred stock obligations associated with these dividends were repaid in connection with the Transactions.
(B)	In the period from January 1 through August 10, 2005, the period from August 11 through December 31, 2005, the Pro Forma year ended December 31, 2005, and the years ended December 31, 2006 and 2007 the ratio coverage ratio was less than 1:1. The Company would have had to generate additional earnings as summarized below for each of these periods to have achieved a coverage ratio of 1:1.
(C)	The Company’s operations for periods prior to the Merger are referred to as the “Predecessor” periods, while the Company’s operations for periods following the Merger are referred to as the “Successor” periods.

Additional Earnings
Predecessor Periods
Period from January 1 through August 10, 2005	$20,757

Successor Period:
Period from August 11 through December 31, 2005	71,144
Pro Forma Period Twelve Months Ended December 31, 2005	49,706
Year Ended December 31, 2006	37,119
Year Ended December 31, 2007	60,705
Year Ended December 31, 2008	$19,670